Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: May 30, 2007

List of materials

Documents attached hereto:


i)Press release announcing Sony/ATV Music Publishing To Acquire Famous Music LLC



             Sony/ATV Music Publishing To Acquire Famous Music LLC

     Famous is one of the largest independent music publishers in the U.S.

NEW YORK, May 30, 2007 -- Sony/ATV Music Publishing and Viacom Inc. (NYSE: VIA and VIA.B) today announced that they have signed an agreement for Sony/ATV to acquire Famous Music LLC from Viacom. Sony/ATV Music Publishing is co-owned by Sony and trusts formed by Michael Jackson.

"The Famous Music catalogue is a world-class asset filled with evergreen songs that people know and love," said Martin N. Bandier, Chairman and CEO, Sony/ATV Music Publishing. "The depth and breadth of the catalogue is what truly makes it great, and I strongly believe that the addition of the Famous catalogue and its songwriters to Sony/ATV is another step in our long-range growth plans. In addition, we are pleased to be entering the production music business through Famous' Extreme division. Extreme's valuable creative team and unique business model will be a terrific complement to our core music publishing business."

"Famous Music is one of the iconic names in music publishing," said Philippe Dauman, President and Chief Executive Officer of Viacom. "We are very pleased that Sony/ATV Music Publishing has recognized its great value and potential. We have benefited greatly from the talent and experience of the very able management team at Famous Music, particularly its long time CEO, Irwin Robinson, as well as Ira Jaffe, President and Chief Operating Officer; and Margaret Johnson, Executive Vice President Finance and Administration. We know that Famous and its fine executives have many great days ahead and want to thank them for their tremendous accomplishments."

"Famous Music is one of the world's largest independent music publishers, and this acquisition, following on the heels of the Leiber Stoller acquisition, further enhances Sony/ATV's position in the global music publishing industry," said Rob Wiesenthal, Chief Financial Officer, Sony Corporation of America.

"This is a milestone event for Sony/ATV Music Publishing," said Michael Jackson. "The diverse collection of songs in this catalogue range from timeless classics to contemporary hits, and I am pleased to add the acquisition of Famous Music to Sony/ATV."

Founded in 1928, the Famous Music catalogue includes 125,000 songs and sound cues, including such hits and classics as "Footloose," "Moon River," "Take My Breath Away," "It Don't Mean a Thing (If It Ain't Got That Swing)," "Satin Doll," "Silver Bells," and "That's Amore." The catalogue, founded originally to publish music from "talking pictures," also includes the widely recognizable movie themes from Braveheart, The Godfather, Forrest Gump, Mission Impossible and the "Axel F" theme from Beverly Hills Cop. The catalogue includes contemporary hits such as "Bad Day" (Daniel Powter), "Hips Don't Lie" (Shakira), "The Real Slim Shady" (Eminem), and "Beautiful" (written by Linda Perry - performed by Christina Aguilera). The company also owns the Bjork, Duke Ellington, Dave Grusin, Bush and Boyz II Men catalogues, and songs from smash Broadway shows such as A Chorus Line and The Producers.

Famous Music's roster of songwriters includes Shakira, Akon, Linda Perry (who has written for Pink, Gwen Stefani, and Christina Aguilera), 7Aurelius (who has written for LL Cool J and Mariah Carey), Fred Jerkins III (who has written for Destiny's Child and Whitney Houston), Dave Tozer (who has written for John Legend), Mike Mangini (who has written for Joss Stone and Baha Men), Charlie Midnight (who has written for Hilary Duff and James Brown), Darrell Scott (who has written for Dixie Chicks and Faith Hill), Modest Mouse, Jet and Ozomatli.

Through its Extreme division, Famous Music is also is a major supplier of high quality recordings and musical compositions for use in television and radio advertisements, film and television productions, trailers, and major network and cable broadcast promotional announcements throughout the world.

This transaction is subject to customary approvals. Viacom was advised by UBS and Shearman and Sterling. Sony/ATV was advised by Morgan Stanley and Weil, Gotshal & Manges LLP.


About Sony/ATV Music Publishing

Sony/ATV Music Publishing was established in 1995 as a joint venture between Sony and trusts formed by Michael Jackson. Sony/ATV Music Publishing owns or administers over 500,000 copyrights by such artists as The Beatles, Beck, Brooks & Dunn, Leonard Cohen, Neil Diamond, Bob Dylan, The Everly Brothers, Fall Out Boy, Jimi Hendrix, Billy Mann, Joni Mitchell, Graham Nash, Willie Nelson, Roy Orbison, Richie Sambora, Stephen Stills, KT Tunstall and Hank Williams, among others. Sony/ATV recently acquired the Leiber Stoller catalogue. It is not part of the Sony BMG Music Entertainment venture. On the web:http://www.sonyatv.com.


About Viacom

Viacom is a leading global entertainment content company, with prominent and respected brands. Engaging its audiences through television, motion pictures and digital platforms, Viacom seeks to reach its audiences however they consume content. Viacom's leading brands include the multiplatform properties of MTV Networks, including MTV: Music Television, VH1, CMT: Country Music Television, Logo, Nickelodeon, Nick at Nite, COMEDY CENTRAL, Spike TV, TV Land, and more than 130 networks around the world, as well as digital assets such as MTV.com, comedycentral.com, VSPOT, TurboNick, Neopets, Xfire and iFilm; BET Networks; Paramount Pictures; DreamWorks; and Famous Music. More information about Viacom and its businesses is available at www.viacom.com.